Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

October 15, 2019 - For Immediate Release

Great Panther Provides Update on Tucano Gold Mine and Guidance

This news release constitutes a “designated news release” for the purposes of Great Panther’s prospectus supplement dated July 9, 2019 to its short form base shelf prospectus dated July 2, 2019.

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) provides an update on developments at its Tucano Gold Mine in Brazil.

As previously reported, a geotechnical issue was discovered on Sunday, October 6th in the west wall of the Urucum Central South pit (“UCS”), one of the five pits scheduled for production in the fourth quarter and into next year.

There has since been deterioration to sections of the west wall of the pit, including failures along the lower southern portion of the west wall and cracks along the central section of the pit. As a precautionary measure and following safety protocols, the pit and access roads were closed, an adjacent haul road was re-routed and stockpiles moved away from the pit. As an additional safety precaution and with a view to returning the UCS pit to production, the Company has initiated a full geotechnical review of UCS and all other pits including installing additional monitoring equipment. There have been no safety incidents nor stranded equipment.

A plan has also been initiated to re-sequence and accelerate production from the other pits, primarily the Urucum North and Urucum South pits. Geotechnical analysis and mine planning for additional stripping and rehabilitation of UCS is ongoing to calculate any impact on Mineral Reserves and to determine when production at the UCS pit can be recommenced. An update will be provided when the analysis is complete, no later than the first quarter of 2020 when an updated Mineral Reserve and Mineral Resource statement is published for the Tucano Gold Mine. UCS represents approximately 150,000 ounces of Mineral Reserves that were scheduled for production mainly in 2021 and 2022.

As a result of this event, Great Panther is lowering its fourth quarter guidance for the Tucano Gold Mine to between 39,000 and 44,000 ounces of gold. Full year guidance for Mexico has also been revised downward to between 40,000 and 45,000 gold equivalent ounces(1). The Company is conducting further detailed analysis and will provide timely announcement of any further changes in guidance.

“Based on this updated guidance we are still projecting to deliver growth in production relative to the third quarter of 2019. Our first priority is to take all necessary steps to ensure the safety of our employees and contractors at the Tucano Gold Mine while working diligently to minimize the impact to short-term and medium-term production,” stated James Bannantine, President & CEO.

Production guidance	Previous FY 2019 Guidance	Revised FY 2019 Guidance
Gold equivalent ounces (1) – Tucano (from March 5, 2019 acquisition date)	125,000 – 135,000	110,000 – 115,000
Gold equivalent ounces (1) – Mexico	46,500 – 50,000	40,000 – 45,000
Total gold equivalent ounces (1)	171,500 – 185,000	150,000 – 160,000

(1) Gold equivalent ounces were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.0007950 and 1:0.0010225 for the price/ounce of gold to price/pound of lead and zinc, respectively.

The technical information contained in this news release has been reviewed and approved by Fernando A. Cornejo, P. Eng., Vice President Projects & Technical Services and Robert F. Brown, P. Eng., acting Vice President Exploration, both Qualified Persons for the purposes of National Instrument 43-101.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru and, having executed a successful bulk sample mining program in accordance with the May 2018 PEA for the project restart, the Company is establishing the conditions under which a restart of production can be implemented.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the Company’s production guidance and ability to meet its production guidance, expectations of the viability and reactivation of the UCS pit, the timing of a Mineral Reserve and Mineral Resource statement for the Tucano Gold Mine, and the timing or ability to restart operations for the Coricancha Mine.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the results of the geotechnical review of the UCS pit and the ability of Great Panther to resume production at the UCS pit, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3